Exhibit 99.2

NETIA Drives Improved Customer Service and Operational Efficiency with NICE
Nexidia Analytics

In less than a year the leading Polish telecom operator significantly improved service and performance metrics as well as churn reduction

Hoboken, N.J., October 3, 2019 – NICE (Nasdaq: NICE) today announced that NETIA, a leading telecom operator in Poland, reported rapid and measurable results from a customer insight initiative over the course of 2019. The telecom operator credits NICE Nexidia Analytics with driving this success, including improving both the effectiveness of interaction evaluations and customer satisfaction with NETIA’s contact center service.

NETIA is a telecom company which owns the second-largest fixed-line network in Poland. Its customer base generates over three million call center interactions annually, handled by approximately 500 agents at three locations.

NETIA selected NICE Nexidia Analytics to create closer alignment between their frontline activities and overall business goals. With the help of a highly experienced team of NICE’s local partners CCSOFT and ANDRA, NETIA implemented NICE Nexidia Analytics and have already achieved positive results.

Tomasz Dakowski, B2C Managing Director, NETIA, commented: “The NICE solutions are supporting our business transformation and the way we run our daily business. We are now focused more on agent development, with a much clearer picture of our customer interactions, giving us the insight we need to make informed decisions in our daily operations. This maximization of agent effectiveness translates directly into great customer experience, as well as more effective guidance for our sales and operation teams.”

John O’Hara, President, NICE EMEA, said: “We are pleased to have been instrumental in NETIA’s success in reinventing their customer service in 2019. The telecom operator has been very effective in leveraging the improved visibility and deeper insights provided by NICE solutions to drive process changes, improve agent performance and increase customer satisfaction.”

About NETIA
NETIA is one of the largest Polish Telecommunications operators, part of the Cyfrowy Polsat Group. NETIA provides, among others comprehensive, user-friendly on-line communication solutions: fast, fiber broadband internet, advanced data transmission services as well as TV and multimedia entertainment. NETIA's services are targeted at private users, companies and institutions. The NETIA Capital Group includes, among others: NETIA SA, InterNETIA Sp. z o. o. Petrotel Sp. z o. o. TK Telekom Sp. z o. o .Since May 2018, Cyfrowy Polsat holds the majority stake in NETIA SA. www.NETIA.pl

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. O’Hara, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.